Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 738 Registration Statement Nos. 333-221595; 333-221595-01 Dated July 5, 2018 Filed pursuant to Rule 433

Structured Investments

Trigger PLUS Based on the Value of the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index due July 31, 2023

This document provides a summary of the terms of the Trigger PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	July 31, 2023
Underlying indices:	S&P 500® Index (the “SPX Index”) and EURO STOXX 50® Index (the “SX5E Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Valuation date:	July 26, 2023, subject to postponement for non-index business days and certain market disruption events
Payment at maturity:

If the final index value of each underlying index is greater than its respective initial index value,

$1,000 + leveraged upside payment

If the final index value of either underlying index is less than or equal to its respective initial index value, but the final index value of each underlying index is greater than or equal to its respective trigger level:

$1,000

If the final index value of either underlying index is less than its respective trigger level:

$1,000 x index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of at least 50%, and possibly all of your investment.

Leveraged upside payment:	$1,000 × leverage factor × index percent change of the worst performing underlying index
Leverage factor:	305%
Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Worst performing underlying index:	The underlying index with the lesser index percent change
Index performance factor	With respect to each underlying index, final index value / initial index value
Initial index value:	With respect to the SPX Index, the index closing value of such index on the pricing date With respect to the SX5E Index, the index closing value of such index on the pricing date
Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Trigger level:	With respect to the SPX Index, 50% of the initial index value of such index With respect to the SX5E Index, 50% of the initial index value of such index
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	July 26, 2018
Original issue date:	July 31, 2018 (3 business days after the pricing date)
CUSIP / ISIN:	61768C6B8 / US61768C6B89
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $937.60 per Trigger PLUS, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Trigger PLUS are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Trigger PLUS will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. The payment at maturity on the Trigger PLUS will be based on the value of the worst performing of the S&P 500® Index and the EURO STOXX 50® Index, which we refer to as the underlying indices. At maturity, if both underlying indices have appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the worst performing underlying index. If either of the underlying indices depreciates in value, but the final index value of each underlying index is greater than or equal to 50% of the respective initial index value, which we refer to as the respective trigger level, investors will receive the stated principal amount of their investment. However, if the final index value of either underlying index is less than its respective trigger level, investors will lose a significant portion or all of their investment, resulting in a loss of 1% for every 1% decline in the worst performing underlying index from its initial index value. Investors may lose their entire initial investment in the Trigger PLUS. Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index below its respective trigger level will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much. These long-dated Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal, risk exposure to the worst performing of two underlying indices and forgo current income in exchange for the upside leverage feature and the limited protection against loss that applies only if the final index value of each underlying index is greater than or equal to the respective trigger level. The Trigger PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Trigger PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the Trigger PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010318008063/dp92862_fwp-ps738.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The Trigger PLUS do not pay interest or guarantee return of any principal.

•	You are exposed to the price risk of both underlying indices.

•	Because the Trigger PLUS are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a significant loss on your investment than if the Trigger PLUS were linked to just one underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	The amount payable on the Trigger PLUS is not linked to the values of the underlying indices at any time other than the valuation date.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Trigger PLUS is not linked to the value of the underlying index at any time other than the valuation date.

•	Investing in the Trigger PLUS is not equivalent to investing in either underlying index.

•	Adjustments to the underlying indices could adversely affect the value of the Trigger PLUS.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	The estimated value of the Trigger PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

•	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Trigger PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the Trigger PLUS. The following examples are for illustrative purposes only. The actual initial index value and trigger level for each underlying index will be determined on the pricing date. The payment at maturity on the Trigger PLUS is subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per PLUS
Leverage factor:	305%
Hypothetical trigger level	With respect to the SPX Index, 1,350, 50% of the respective hypothetical initial index value With respect to the SX5E Index, 1,650, 50% of the respective hypothetical initial index value
Hypothetical initial index value:	With respect to the SPX Index: 2,700 With respect to the SX5E Index: 3,300

EXAMPLE 1: Both underlying indices appreciate over the term of the Trigger PLUS, and investors receive the stated principal amount plus the leveraged upside payment, calculated based on the index percent change of the worst performing underlying index.

Final index value		SPX Index: 2,970
SX5E Index: 4,620
Index percent change		SPX Index: (2,970 – 2,700) / 2,700 = 10% SX5E Index: (4,620 – 3,300) / 3,300 = 40%
Payment at maturity	=	$1,000 + leveraged upside payment
	=	$1,000 + ($1,000 × leverage factor × index percent change of the worst performing underlying index)
	=	$1,000 + ($1,000 × 305% × 10%),
	=	$1,305.00

In example 1, the final index values of both the SPX Index and the SX5E Index are greater than their initial index values. The SPX Index has appreciated by 10%, while the SX5E Index has appreciated by 40%. Therefore, investors receive at maturity the stated principal amount plus 305% of the appreciation of the worst performing underlying index, which is the SPX Index in this example. Investors receive $1,305.00 per Trigger PLUS at maturity.

EXAMPLE 2: One underlying index appreciates, while the other declines over the term of the Trigger PLUS but neither index declines below the respective trigger level, and investors receive the stated principal amount.

Final index value		SPX Index: 3,510
		SX5E Index: 2,640
Index percent change		SPX Index: (3,510 – 2,700) / 2,700 = 30% SX5E Index: (2,640 – 3,300) / 3,300 = -20%
Payment at maturity	=	$1,000

In example 2, the final index value of the SPX Index is greater than its initial index value, while the final index value of the SX5E Index is less than its initial index value, but is greater than or equal to the respective trigger level. The SPX Index has appreciated by 30% while the SX5E index has declined by 20%. Investors will receive the stated principal amount of $1,000.

EXAMPLE 3: One underlying index appreciates while the other declines over the term of the Trigger PLUS, and the final index value of the worst performing underlying index is less than the respective trigger level. Investors are therefore exposed to the decline in the worst performing underlying index from its initial index value.

Final index value	SPX Index: 3,510
SX5E Index: 1,320
Index percent change	SPX Index: (3,510 – 2,700) / 2,700 = 30% SX5E Index: (1,320 – 3,300) / 3,300 = -60%

Payment at maturity	=	$1,000 × [index performance factor of the worst performing index]
$1,000 x [1,320 / 3,300]
$400

In example 3, the final index value of the SPX Index is greater than its initial index value, while the final index value of the SX5E Index has declined below the trigger level. The SPX Index has appreciated by 30% while the SX5E Index has depreciated by 60%. Because the final index value of the SX5E Index has declined below the trigger level, investors are exposed to the negative performance of the SX5E Index, which is the worst performing underlying index in this example. Investors receive a payment at maturity of $400.

EXAMPLE 4: Both underlying indices decline below their respective trigger levels, and investors are therefore exposed to the decline in the worst performing underlying index from its initial index value.

Final index value		SPX Index: 810
SX5E Index: 1,320
Index percent change		SPX Index: (810 – 2,700) / 2,700 = -70% SX5E Index: (1,320 – 3,300) / 3,300 = -60%
Payment at maturity	=	$1,000 × [index performance factor of the worst performing index]
	=	$1,000 × [810 / 2,700]
	=	$300

In example 4, the final index values of both the SPX Index and the SX5E Index are less than their respective trigger levels. The SPX Index has declined by 70% while the SX5E Index has declined by 60%. Therefore, investors are exposed to the negative performance of the SPX Index, which is the worst performing underlying index in this example. Investors receive a payment at maturity of $300.

Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index below its respective trigger level will result in a significant loss of your investment, even if the other underlying index has appreciated or has not declined as much.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through June 26, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to June 26, 2018

EURO STOXX 50® Index Historical Performance

The following graph sets forth the daily index closing values of the EURO STOXX 50® Index for each quarter in the period from January 1, 2013 through June 26, 2018. You should not take the historical values of the EURO STOXX 50® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the EURO STOXX 50® Index on the valuation date.

EURO STOXX 50® Daily Index Closing Values January 1, 2013 to June 26, 2018